UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT
OF 1934

For the Month of June 2025

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Ha’solelim Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

Following the public announcement of Check Point Software Technologies Ltd. on March 18, 2025 regarding submission of a tender bid together with Israel Canada (T.R.) Ltd. for the long-term prepaid lease of a land lot in Tel Aviv, Israel, Check Point hereby announces that the Tel Aviv-Jaffa Municipality and the Israel Electric Company Ltd. issued official notices approving the joint bid of Check Point and Israel Canada as the winning bid for the tender for the land lot.

Legal Notice Regarding Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance.  Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on March 17, 2025. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: June 10, 2025